

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 18, 2007

Mr. Gerald L. Jensen
Chief Executive Officer
Croff Enterprises, Inc.
3773 Cherry Creek Drive North, Suite 1025
Denver, CO 80209

> **Re:** **Croff Enterprises, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 28, 2007**
> **File No. 000-16731**

Dear Mr. Jensen:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2006, and response dated June 5, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Selected Financial Data, page 22

1.	We note from your response to comment 3 of our letter dated May 23, 2007, that you continue to believe that gains on sale of equipment should be classified as revenues as they are derived from operating activities. It remains unclear to us how the sales of equipment constitute your ongoing major or central operations. Please explain to us why you consider sales of equipment to constitute your ongoing major or central operations when (1) you did not sell a significant amount of equipment in 2004, and (2) you do not describe the sale of equipment as being a central operation of your company in Item 1 of your Form 10-K. You appear to describe your company as, in sum, being engaged in the business of oil and natural gas production, primarily through ownership of perpetual mineral interests and acquisition of producing oil and natural gas leases, and your principal activity, as stipulated on page 4, is oil and natural gas production from non-operated properties. Expand upon your previous response to better support your belief that sales of equipment constitute your ongoing major or central operations, or reclassify the gains on sale of equipment as a component of 'other general expenses' consistent with Rule 5-03(b)(6) of Regulation S-X.

Notes to Financial Statements, page F-8

Note 6. Income Taxes, page F-17

2.	We note your response to comment 5 of our letter dated May 23, 2007. Please respond to the following:

a)	We re-issue the 2nd sentence of our comment 5 of our letter dated May 23, 2007. Explain to us why there is a difference between the computed effective tax rate based upon your income tax expense of $82,479 in 2005 of 22% and the disclosed effective tax rate of 5.88%.

b)	Provide the disclosures required by paragraphs 43 to 49 of SFAS 109. In this regard, disclose current and deferred tax expense or benefit.

c)	It appears that you have a net deferred tax liability of $194,322, $143,233, and $49,189 as of December 31, 2006, 2005, and 2004, respectively. Explain to us why you reduce your net deferred tax liability to zero with a valuation allowance and how that is consistent with the provisions of SFAS 109.

d)	Tell us what gave rise to your capital loss carry-forwards of approximately $31,000 at December 31, 2006, and disclose when the carry-forwards expire. Tell us why you did not disclose the capital loss carry-forward as a deferred tax asset.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief